EXHIBIT 99.1

NewsRelease

TC Energy announces US$0.8 billion WR Project

HOUSTON – Nov. 5, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today that it has approved its WR Project (the Project), a set of projects anticipated to constitute a total capital investment of approximately US$0.8 billion. The Project is designed to increase base system reliability and expand an existing portion of the ANR Pipeline Company (ANR) system to serve markets in the midwestern U.S., while lowering emissions by approximately 30,000 metric tons CO2e (carbon dioxide equivalent) per year – the equivalent to removing more than 6,500 passenger vehicles from the road annually.

By expanding its system, ANR will be able to provide up to an incremental 157,000 dekatherms per day of natural gas capacity to local area distribution and electric generation companies in markets that have recently announced significant coal fired and vintage gas generation retirements. ANR has secured long-term firm transportation agreements to meet energy demand in the Midwest, which helped support TC Energy's approval of the Project. The Project’s facilities include, in part, the installation of electric motor compressors with fuel switching capabilities for additional reliability to replace existing natural gas-powered compressor units along ANR’s system.

“The electrification of horsepower for the Project is expected to result in approximately 43 percent reduction in carbon dioxide equivalent emissions at the source with full utilization of the electric drive units — consistent with TC Energy’s approach to optimize our existing footprint with more sustainable infrastructure while improving reliability and organically growing our business along our existing corridor,” said François Poirier, TC Energy’s President and Chief Executive Officer.

Planned further conversion of natural gas to electric motor compressors in the coming years is expected to continue the trend of minimizing emissions from our natural gas transmission and storage facilities.

The WR Project is expected to be brought in service in the fourth quarter of 2025.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-

looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522